Medina International Holdings, Inc.
                            10088 6th Street, Suite G
                           Rancho Cucamonga, CA 91730
                            Telephone:(909) 522-4414


                                  March 3, 2009






VIA EDGAR

Securities and Exchange Commission
Attn:    Effie Simpson
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Medina International Holding
         Form 10-KSB for the Fiscal Year Ended April 30, 2008 Filed August 22, 2008, File No. 0-27211

Dear Ms. Simpson:

          In response to the Comment Letter dated December 10, 2008 ("Comment Letter") acknowledges to the SEC that:


          1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope this satisfies your requirement.

     If you have any questions, please let me know.


                                                  Sincerely,


                                                  /s/ Daniel Medina
                                                  ---------------------
                                                  Daniel Medina, President